                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. )*



                             EXOLON-ESK COMPANY
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                              (Name of Issuer)


                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                       (Title of Class of Securities)


                                3021010 10 0
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                               (CUSIP Number)

                           JOSEPH D. LEHRER, ESQ.
   10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               MARCH 30, 1998
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           (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
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CUSIP No.  3021010 10 0                              13D                                          Page 2 of 5 Pages
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-------------------------------------------------------------------------------------------------------------------
    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

           WOODBOURNE PARTNERS, L.P.
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    2      Check the Appropriate Box if a Member of a Group (See Instructions)             (a)     [ ]
                                                                                           (b)     [ ]
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    3      SEC Use Only


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    4      Source of Funds (See Instructions)

           OO
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    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)              [ ]

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    6      Citizenship or Place of Organization

           MISSOURI
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         Number of              7      Sole Voting Power

          Shares                       31,000, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
                                -----------------------------------------------------------------------------------
       Beneficially             8      Shared Voting Power

         Owned by                      -0-
                                -----------------------------------------------------------------------------------
           Each                 9      Sole Dispositive Power

         Reporting                     31,000, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
                               -----------------------------------------------------------------------------------
                               10      Shared Dispositive Power
        Person With
                                       -0-
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   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           31,000, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
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   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)             [ ]

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   13      Percent of Class Represented by Amount in Row (11)

           6.4%

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   14      Type of Reporting Person (See Instructions)

           PN

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

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CUSIP No.  3021010 10 0                  13D                   Page 3 of 5 Pages
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ITEM 1.  Security and Issuer.

         The Reporting Person, Woodbourne Partners, L.P., a Missouri limited partnership, is the holder of shares of the Common Stock, par value $1.00 per share ("Stock") of Exolon-ESK Company, a Delaware corporation ("Issuer"), 1000
E. Niagara St., P.O. Box 590, Tonawanda, New York 14150.

ITEM 2.  Identity and Background.

         (a)      Woodbourne Partners, L.P. ("Reporting Person")

                  State of Organization:    Missouri.

                  Principal Business:       Investments.

                  Address:                  200 N. Broadway, Suite 825
                                            St. Louis, Missouri 63102

                  General Partner:          Clayton Management Company.

                  (d)      No.

                  (e)      No.

Information on General Partner and Controlling Persons pursuant to
Instruction C:

         (a)      Clayton Management Company (General Partner of the
                  Reporting Person).

                  State of Organization:  Missouri.

                  Principal Business:     Investments.

                  Address:                200 N. Broadway, Suite 825
                                          St. Louis, Missouri 63102

                  Sole Director:          John D. Weil.

                  Executive Officers:     John D. Weil    - President/Secretary.
                                          Thomas E. Kahn - Assistant Secretary.

                  Sole Shareholder:       John D. Weil.

                  (d)      No.

                  (e)      No.

         (a) John D. Weil (Sole Director and Shareholder of the General Partner of the Reporting Person).

                  (b)      200 N. Broadway, Suite 825, St. Louis, Missouri
                           63102.

                  (c) Self-employed investor, 200 N. Broadway, Suite 825, St. Louis, Missouri 63102.

                  (d)      No.

                  (e)      No.

                  (f)      U.S.A.

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CUSIP No.  3021010 10 0                  13D                   Page 4 of 5 Pages
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ITEM 3. Source and Amount of Funds or Other Consideration.

         All shares of Stock of the Issuer were purchased with the funds of the Reporting Person. The Reporting Person did not borrow any funds to acquire shares of Stock of the Issuer.

ITEM 4.  Purpose of the Transaction.

         The Reporting Person purchased the Stock of the Issuer for general investment purposes.


        On March 24, 1998, the Issuer released a Press Release (the "Issuer's Press Release") and filed with the Securities and Exchange Commission, Form 8-K (the "Issuer's Form 8-K"). Both the Issuer's Press Release and the Issuer's Forms 8-K reference that large shareholders and their affiliates will purchase the 50% of the Issuer's Stock currently held by an affiliate of ElectroschmelZwerk Kemptem GmbH ("ESK"), with the transaction closing later this year (the "Proposed Shareholder Purchase").

        An amendment to a statement on Schedule 13D relating to the Issuer's Stock was previously filed on April 1, 1998, by Patrick W.E. Hodgson and several other reporting persons, including Brent D. Baird. In item 4 of this amended 13D, it was reported that Patrick W.E. Hodgson, Theodore E. Dann, Jr. and Brent D. Baird have been involved in discussions and negotiations with respect to the Proposed Shareholder Purchase and that such individuals and/or their affiliates will purchase some or all of the shares currently held by the ESK affiliate. It was also reported that many of the details of the Proposed Shareholder Purchase have not been finalized.

        John D. Weil, the sole director and shareholder of the general partner of the Reporting Person, Patrick W.E. Hodgson and Brent D. Baird are affiliates of Todd Shipyards Corporation ("Todd"), by reason of their membership on the Board of Directors of Todd. Mr. Weil has had discussions with Mr. Hodgson and Mr. Baird about participating, either directly or indirectly, in the Proposed Shareholder Purchase. There has been no determination whether Mr. Weil, the Reporting Person, the general partner of the Reporting Person or Todd will participate in the Proposed Shareholder Purchase.

ITEM 5.  Interest in Securities of the Issuer.

         (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 31,000 shares of Stock in the manner hereinafter described:


                                                                                                       Percentage of
                                                            Relationship to           Number of         Outstanding
                Shares Held in Name of                      Reporting Person           Shares            Securities
                ----------------------                      ----------------          ---------        -------------
Woodbourne Partners, L.P.                                  Reporting Person               31,000              6.4%


     The foregoing percentages assume that the Issuer has 481,995 shares of Stock outstanding.

     AS PROVIDED IN S.E.C. REGULATION ss.240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT IT IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

     (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

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CUSIP No.  3021010 10 0                   13D                  Page 5 of 5 Pages
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     (c)

                                                                                      Net Price
                                                                        Number           Per                Transaction
              Purchase in the Name of                    Date         of Shares         Share              Made Through
              -----------------------                    ----         ---------         -----              ------------
             Woodbourne Partners, L.P.                  3/30/98         24,000         36.3854                 Cowen

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     None.

ITEM 7.     Material to be Filed as Exhibits

     None.


                                    SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    WOODBOURNE PARTNERS, L.P.,

                                    by its General Partner, CLAYTON
                                    MANAGEMENT COMPANY



                                         /s/ John D. Weil
                                    -------------------------------
                                         John D. Weil, President

                                            April 9, 1998